Eni S.p.A. Sede legale in Roma Piazzale Enrico Mattei, 1 00144 Roma Tel. centralino: +39 06598.21 www.eni.com

ALESSANDRO BERNINI
CHIEF FINANCIAL OFFICER
Direct Telephone (+39)-02-52041730
Fax (+39)-02-52041765
Prot. CFO/21/2011	April 7, 2011
United States Securities and Exchange Commission
100 F Street N.E., Stop 7010
Washington, D.C. 20549
Attention: Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance

Re: Eni S.p.A.
Form 20-F for Fiscal Year Ended December 31, 2009
Filed April 26, 2010
File No. 001-14090

Dear Mr. Schwall:
Thank you for your letter dated April 5, 2011 setting forth comments of the Staff of the Commission relating to Eni’s annual report on Form 20-F for the year ended December 31, 2009 (the "2009 Form 20-F"). The information set forth below is submitted in response to your comments. The numbered paragraphs and headings correspond to the numbered paragraphs and headings of your letter.

Form 20-F for the Fiscal Year Ended December 31, 2009

General

1.	You state in your February 11, 2011, response to comment 2 in our letter dated January 24, 2011, that your production in Iran averaged 21 KBOE/d, and that this amount represents less than 10% of the overall production from the oil and gas fields you have developed in Iran. Please revise your proposed risk factor, as set forth in your responses to comment 3 in our letter dated January 24, 2011, and comment 3 in our letter dated March 22, 2011, to include this information in addition

Capitale sociale Euro 4.005.358.876,00 i.v.
Registro Imprese di Roma, Codice fiscale 00484960588
Partita IVA 00905811006, R.E.A. Roma n. 756453
Sedi secondarie:
Via Emilia, 1 - Piazza Ezio Vanoni, 1
20097 San Donato Milanese (MI)

to the statement that in 2010 your production in Iran represented approximately 1% of the Eni Group’s total production.

In response to the Staff’s comment, in the Company’s annual report on form 20-F for the year ended December 31, 2010, we will revise the risk factor on Iran as requested.

* * *

If you have any questions relating to this letter, please feel free to call the undersigned at +39-02-520-41730.

Eni acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its Form 20-F, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its Form 20-F, and that Eni may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ ALESSANDRO BERNINI
Alessandro Bernini
Title: Chief Financial Officer